DM

SEC MAIL PROCESSING
Received
MAR 13 2018
WASH, D.C.

S 18005776

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWM Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

177 Broad Street Suite 708
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jose Gonzalez (646) 206-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100 (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Jose Gonzalez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWM Group, Inc. of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of NY County of New York

Subscribed and sworn to (or affirmed) before me on this 9th day of March, 2018 by Jose Gonzalez proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

MING W MUI
Notary Public, State of New York
No. 01MU6314176
Qualified in New York County
Commission Expires Nov. 03, 2018

GWM GROUP, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-50033

YEAR ENDED DECEMBER 31, 2017

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GWM Group, Inc.
Financial Statements
December 31, 2017

Table of Contents

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors
GWM Group, Inc.
177 Broad Street Suite 708
Stamford CT 6901

Opinion on The Financial Statements

We have audited the statement of financial condition of GWM Group, Inc. (the "Company") as of December 31, 2017 and December 31, 2016, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of its operations and its cash flows for the two years in the period ended December 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on the audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Company's auditor since December 31, 2017.

BRYANT A. GAUDETTE, INC.

Bryant A. Gaudette

Bryant A. Gaudette, CPA
KATY, TX 77450

March 05, 2018

GWM Group, Inc.
Statement of Financial Condition
December 31, 2017

ASSETS	
Cash and cash equivalents	$ 11,470
Due from clearing firms	461,079
Investments	572,300
Other assets	10,149
Total assets	$ 1,054,998
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	
Accounts payable	$ 37,150
Total liabilities	$ 37,150
Commitments and Contingencies (Notes 3 and 7)	
Capital	
Capital stock, $1 par value, 1,000,000 shares authorized	665
1,000 shares issued, 665 outstanding	
Additional paid-in capital	546,191
Retained earnings	483,954
Less: Cost of treasury stock	(12,962)
Total equity	1,017,848
Total liabilities and member's capital	$ 1,054,998

See notes to financial statements.

GWM Group, Inc.
Statement of Income or Loss
December 31, 2017

Revenues:	
Commissions	$ 814,536
Gains(Losses) - realized and unrealized	60,667
Other income	127,920
Interest income	652,494
Total revenues	1,655,617
Expenses:	
Compensation & benefits	1,257,647
Clearing and settlement	3,046
Communications and data processing	14,760
Occupancy	32,934
Professional fees	68,949
Travel and entertainment	32,547
Other expenses	92,054
Total expenses	1,501,937
Net income	$ 153,680

See notes to financial statements.

GWM Group, Inc.
Statement of Changes in Member's Capital
December 31, 2017

	Total Member's Capital
Balance, January 1, 2017	$ 864,168
Member distributions	-
Net Income	153,680
Balance, December 31, 2017	$ 1,017,848

See notes to financial statements.

GWM Group, Inc.
Statement of Cash Flows
December 31, 2017

Cash flows from operating activities:	
Net Income	$ 153,680
Adjustments to reconcile net income to cash used in operating activities:	
(Increase) decrease in assets	
Due from clearing firms	94,838
(Increase) decrease in other assets	(130)
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	(53,421)
Net cash provided by operating activities	194,967
Cash flows from investing activities	
Marketable securities	(186,200)
Net cash used by investing activities	(186,200)
Net increase in cash	8,767
Cash and cash equivalents - beginning of the year	2,703
Cash and cash equivalents - end of the year	$ 11,470
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ -
Taxes	$ -

See notes to financial statements.

Note 1 - Nature of Operations

GWM Group, Inc. (The "Company") was incorporated on February 2, 1997 as a broker/dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company clears all securities transactions through its clearing broker(s) on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii).

Note 2 - Summary of Significant Accounting Policies

a) Cash and Cash Equivalents

Cash and cash equivalents includes highly liquid investments with an original maturity of three months or less when purchased.

b) Common Stock

The Company is authorized to issue 1,00,000 common shares of $1 par value stock, of which 1,000 shares are issued, and 665 shares are outstanding.

c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Receivables

Amounts due from clearing firms are considered fully collectible; therefore, it was not considered necessary to establish an allowance for doubtful accounts.

e) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Note 3 – Commitments

The Company entered into a lease to occupy the premises at 34 East Putnam Avenue, suites 112 and 113, Greenwich, CT on February 13, 2018, the lease agreement expires March 1, 2020.

The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Year	Amount
2018	$ 30,000
2019	$ 33,900
2020	$ 6,180 (2 months)

The Company posted a $6,000 security deposit for the lease.

Note 4 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 5 - Fair Value Measurements

The Company adheres to the provisions of ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provisions did not have a material impact on the Company's financial position or results of operations. Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1. Quoted Prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized as level 3.

Note 5 - Fair Value Measurements (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2017

	Level 1	Level 2	Level 3	Total
Assets:	$	$	$	$
Cash	11,470			11,470
Investments		572,300		572,300
Total	$ 11,470	$ 572,300	$	$ 583,770

Note 6 – Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2017, the Company had net capital of $ 435,400 which exceeded requirements by $335,400. The ratio of aggregate indebtedness to net capital was 0.0853 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

Note 7 - Other Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause related to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2017, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Note 8 - Income Taxes

The Company converted from a C-Corp to an S-Corp effectively on January 1, 2015. S-corporations are pass-through entities. As such, there is no federal income tax levied at the corporate level. Instead, an S-corporation's profit is allocated to its shareholder(s) and taxed at the shareholder level.

Prior to January 1, 2015, the Company recognized income taxes for the amount of taxes payable for the current year. It also included the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have timing differences between financial statement and tax recognition. Deferred tax assets and liabilities were established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

Note 9 - Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2017 and February 25, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. Based upon this review, the Company has determined that there no events which took place that would have a material impact on its financial statements.

Note 10 – Recent Accounting Developments

Revenue from Contracts with Customers (ASC 606)
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company has identified its revenues and costs that are within the scope of the new guidance, and continues to evaluate their potential impact on the results of operations and disclosures. The Company plans to adopt ASU No. 2014-09 on January 1, 2018. At this time, the Company intends to apply the standard using the modified retrospective method of adoption. The Company's implementation process is substantially completed. As a result of the evaluation performed, the Company does not expect there will be changes to the timing of recognition of revenue. The Company will continue to monitor additional modifications, clarifications or interpretations by the FASB that may impact its current conclusions, and will provide further updates in future periods.